Filed by SCANA Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: SCANA Corporation
(Commission File No.: 1- 8809)

Additional Information
In connection with the proposed transaction, Dominion Energy will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Dominion Energy and a proxy statement of SCANA (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  A definitive proxy statement/prospectus will be sent to SCANA’s shareholders.  Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website (http://www.sec.gov) or from Dominion Energy or SCANA.  The documents filed by Dominion Energy with the SEC may be obtained free of charge by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com, and the documents filed by SCANA with the SEC may be obtained free of charge to SCANA Corporation, 220 Operation Way, Mail Code D133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

Participants in the Solicitation
Dominion Energy and SCANA and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information about Dominion Energy’s directors and executive officers is available in Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, in its proxy statement dated March 20, 2017, for its 2017 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K.  Information about SCANA’s directors and executive officers is available in SCANA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, in its proxy statement dated March 24, 2017, for its 2017 Annual Meeting of Shareholders and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available.  Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from Dominion Energy or SCANA as indicated above.

AUDIO TRANSCRIPTION OF

DOMINION ENERGY/SCANA MEETING

JANUARY 4, 2018

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MR. ADDISON: Well, good morning. I want to welcome you all here today. I'm glad to see such a turnout today on very short notice. I know this is a very important issue, so I appreciate your attention and your time with us today. I have the pleasure today to introduce Dominion CEO Tom Farrell, and also we've got with us Wendy Wellener who's the VP of Shared Services. Here's Wendy right here. Wendy just moved into this role and just before that was VP of HR. And we also have the new VP of HR, Becky Merritt, who I just met, also, over here. So these are folks that you'll be seeing a lot of in person and in video, I assume, over the next few weeks.

So, today is the first step in starting to answer some questions. We wanted to start with our leaders, because we know that employees look to you first for those answers. So our intention is to start arming you with some of those answers today. The team can't possibly answer all of the questions today, but we want to get that process started. We'll supplement it with other processes along the way over the next few weeks so that we can help folks stay informed.

Normally, as Tom said to me yesterday, normally

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this is the big deal in an arrangement like this, and Dominion has done this several times very effectively in different parts of the country.

And normally employee is the number one deal would be Day One. Necessarily, given the challenge we find ourselves in, we had to make politics in the press an emphasis on Day One. So I hope everyone understands that. I hope you don't feel like it's second place because we know we can't be great with customers and with the public unless with great with employees. That message is not confused one bit. It's just we had to pay attention to that given the challenge that we're in. And let me dispel one rumor. We have not changed the dress code. This is two days in a row you've seen me with this on. This is due to other assignments we have after this today. So, bear with us. There's not much time in a day to change outfits. So we just have to dress for the -- I'll call it the lowest common denominator of the dress code. So that's what we're doing today. We're also working on a schedule to get out to many locations next week in person, kind of take this message on the road. So you don't have to take everything here today back to your employees

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directly. It's just meant to arm you to be able to reinforce it and to start, give them some comfort. So, the message will be out on the road in many locations. We can't get to all locations, but we will videotape it and have it provided, as well, over the next few weeks to try to start quelling some of the anxiety which is obviously well-warranted.

So, at this point I'm going to turn it over to Tom and let them begin with the content of the discussion.

MR. FARRELL: Thanks, Jimmy.

MR. ADDISON: Sure.

MR. FARRELL: Morning, everyone. I have a lot of slides here that I'm going to take you through sort of relatively quickly. I'm going to stop in the middle. Wendy Wellener will get up and take you through some of the HR slides, some of the things about Dominion Energy's programs. But before I start, I expect, especially in today's world, that you all have learned all you need to know about Dominion Energy, or lots about Dominion Energy, what our assets are, where we are. I thought I'd start by giving you a little color about the company and its culture and its history.

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But before I start that, I want to say a few words about SCANA. You all, and your fellow employees, let's just put the elephant in the room. You have been through a tremendous burden over these last few years. Very difficult situation carrying out the development of these two nuclear plants which was, in the beginning, an extraordinarily good idea for the State of South Carolina, for SCANA, Santee Cooper, your fellow citizens. Huge political support for it, which it deserved. (Coughs). Excuse me for that, especially with a microphone right here. And over time Westinghouse files bankruptcy, the world changes, turns upside-down. And all of a sudden, I mean I've been reading the press for months now here. You're the villains. It's not fair, not true, not fair to you all. You have done an extraordinary job. You're an extraordinary company, extraordinary group of employees. And I think you sit here and look at Jimmy Addison and the rest of the leadership team. Jimmy is the Chief Financial Officer, now the Chief Executive Officer, has carried a particular burden, and to weather through all this and be the face of the person who then has to come to you and say, Hey, look, I

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think the best avenue is to combine with another company, it takes a lot of courage, particularly when you're elected chief executive officer on January 1, and on January 2 you go into a board meeting and say, I really think we need to combine with another company, and then announce it to employees the next morning. Took a lot of courage. And I, for one, think he deserves a round of applause.

(APPLAUSE)

MR. FARRELL: But he's not the only one. You all are out there with your neighbors. You go to church, go to the grocery store, wherever, baseball fields, softball fields, and people are saying, What did you do? What have you done? You all didn't do anything except your jobs, in extraordinary fashion. Tremendous credit to this organization that under all of this pressure, all of this scrutiny, safety records is extraordinary, industry-leading, reliability of your operation, you're under this storm. Now, snow, not quite as impactful to us a little bit further north than it is to areas of South Carolina, but it is pretty impactful in Virginia. We're getting whacked right now in the east part of our state, too, and

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all of our schools are closed in the central Virginia area around Richmond because, you know, we're going to get an inch or two of snow. So you've got to (indicating). So it's not very different. We're not very far away. The cultures of our states and our companies are very close. I've been talking to Kevin and Jimmy for months. They weren't entertaining it. They weren't like, Oh, sure, Tom, until really just the last few weeks. But we do know the culture of your company. We've obviously worked very closely with many of you through the Southeast Exchange. You've helped us out in emergencies. We've helped you all out in emergencies. So, I just want to start out by saying we're here to be colleagues. We view this as a merger. You all have fantastic best practices across your company. We have a lot to learn from you at Dominion Energy, and hopefully we have a few things that you will be able to learn from us. We are larger, and we're more involved in the gas business than you all are at SCANA. And I'm going to take you through some of that now. But my primary message to you is you all deserve enormous credit for keeping your fellow citizens' lights on through this very

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extraordinarily stressful time. And I want to thank you for that as a fellow member of the utility industry.

So, now, why are we interested in SCANA? I think this picture right here tells you the whole story. We don't have a view like that in Virginia. So I've been thinking for years the Lowcountry would be a fantastic place to own an operation or to be part of an operation. So I want to tell you actually, for a minute here, about what this logo means. Up here, Dominion Energy. We actually just came up with that logo a few months ago, early part of this year. Before that we had this -- you all probably remember it. Many of you all probably remember it was a D and it had this hand in it. It was a blue D. And the name of our company is actually Dominion Resources, which that name was created in the 1980s when we created our holding company. We had Virginia Power, and we created this holding company like SCANA is a holding company of SCE&G and Public Service of North Carolina. There was actually an employee contest. What would be a good name for this new company? An employee came up with the name Dominion Resources. And so we used that name for

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many years, and we had this logo. And some people said -- and I don't know if you remember this thing, but it had a hand sort of rising like this. And some people said, Well, that is either Adam reaching out to God in the Sistine Chapel or E.T. phoning home. And we thought, you know, that's really not what it's supposed to be. You're supposed to be it's a thing, you know, touching a burst of energy was the idea.

So, we merged with a company from Utah. It was formerly called Questar Corporation which is a gas company, a local gas distribution company, Utah, Wyoming, and a little teeny part of Idaho, actually 3,000 citizens of Idaho, which is about, you know, 20 percent of the population of Idaho, are customers of ours. And then we have a big gas line pipeline system that crosses the Rocky Mountains, and I'll show you that in a minute. He said, Dominion, or the nickname for Virginia -- you're the Palmetto State, obviously. Dominion is the nickname or Virginia, its nickname is the Old Dominion because it was the first colony, English colony. So, there are a lot of Dominions. There are like 1,500 companies in Virginia that are called -- somewhere in their name is Dominion.

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So, we say that's not, you know, we're going to be in Utah, and Wyoming, and they're going to be like, what is all this. So we decided we need to get, put the name Energy in the company's name, and it's time to modernize the D with the hand in it. So, that actually is a D. And if you look at it, there's actually an E in it, which took me quite a long time to recognize. They kept saying, Yes, it's there. It really is there. I said, No, it's not. No, it's not. But they said, See these three white stripes? It's supposed to be an E. And it's canted upward to suggest that the company is rising.

So we hired all these smart people to come in and help us with this creatively, and they came to see me, and the interviewed, you know, what should it be and all. And they said, What do you think about the logo? I said, Well, I'm happy to change the logo. As long as it's a D and as long as it's blue, you can do whatever you want. So, they came back with this. So, I think it's beautiful.

That's the story of how that logo came about and sort of maybe a little bit about how our company views things.

You have your sacred values. We have our core

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values, and they're quite similar. You say them in six words. We say them in four. And I can assure you that if you walk down the halls of any of our facilities, including in Utah of which we've only been together for under two years, they can tell you these core values. Safety, number one, ethics, excellence. We say One Dominion Energy, which is just our term for teamwork.

There's one company. One other last thing about that D. One of the reasons we stuck with the D is our stock ticker is actually the symbol D. And there's only a handful of single-letter stock tickers. There's like ten. And so we said, you know, we should associate the logo for the company with the stock ticker.

I'm going to talk about these in part. Whenever I do an employee meeting, and whenever I do our shareholder meeting, I start -- this is what I talk about. We're a values-driven company. That guides us. And what's not on this list is just as important to me as what's on the list. What's not on the list is earnings' targets, stock price, credit rating. If you take care of these values, all of that will take care of itself, and it'll be what it is. It'll be what it should be. If you

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have excellent operations, if you act with integrity, if you look after your fellow employees, and you act as a team, all the rest of the financial pieces should take care of themselves. And if they don't, they don't.

This is what matters. You work in a very extraordinary industry. You know, you could be -- all these industries are all very good places to work, provide great livings for folks: Banking, or as lawyers, or doctors, all these things are wonderful things, engineers. This industry that we're in is different than all of those things.

You are vital every day to your fellow citizens' life, absolutely every day for the State of South Carolina, the State of North Carolina, your fellow citizens. You know, every once in a while I tell this to our employees. Just when you drive home from work tonight, this time of year when it gets dark early, just think about as you're driving down the street and you see the lights on in those people's houses, you did that. You did that.

That's a pretty extraordinary thing when you think about it. You've got your statue out front which is recognized in the efforts after the hurricane that devastated Charleston. Now, think about what

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all the men and women who work for this company do in tough situations. They're now down in the eastern part of South Carolina working through the snow trying to get people's lights back on, et cetera. It's an extraordinary industry. You should be very proud of the fact that you work for utility. And we're all in the same business. So, safety, ethics, excellence, One Dominion, teamwork.

This is our safety record. You can see we go back on this slide about ten years where we were 1.87. We're now, we finished last year at .58.

Obviously, tremendous progress. It's hard to move this needle when you have -- we have 16,200 employees, and this represents millions of hours of work when you do all the calculations. You have an extraordinary safety record. We're both always near the top of the Southeast Exchange, which has the best safety record in the country, our section of the country are the best operators and the most comparable. We have a lot of trees.

You know, we have -- it's different. Utah's different. They've got like no trees. They do have cactus and beautiful mountains, but they don't have any trees. So it's a little easier to

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be an electric company in Utah. We're not the electric company. We're the gas company. It's not that easy to be the gas company. You've got these mountains you've got to put pipelines across. But .58, that's pretty good. But you know what that -- I don't know what the actual number is. I know what last year's was. I'll find out. It's still a little early in the year. I've been a little busy working on other things. But this number is going to be in the 80s, 85, probably, a number like that. So, the good news is this OSHA recordable rate has come down very dramatically. And it's actually, think about it, when you get down to these smaller numbers, that's 10 percent. That's more than a 10 percent better performance. Still about 85 people who got hurt on the job working with us. I'll give you the big secret here why we concentrate on safety so much at our company. We don't want anybody getting hurt that works for us. That's the secret. That's all there is to it. It's actually the core value of our company. You come to work for us, we're going to do everything we can to make you safe. It can be a dangerous business that we're in, high voltage electricity,

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gas under pressure. It can be dangerous for your fellow citizens, but particularly for you. You have to be careful. And it's not just the people out in the field, you know. People get hurt in offices, too. And the only way -- you know this - - the only way to make this work is for you to look after your fellow employee. Stop. Look. Think. And a lot of this happens, injuries happen often, when something's repetitious, you've done it 100 times; you've done it 1,000 times. And there's a checklist of things. You know, particularly in the nuclear program we have six reactors, seven, one we've had to decommission, six operating reactors. The nuclear folks here know, you know, you have to be intrusive. You have to stop, think. There's a reason why there's a checklist of ten things on the checklist. I say, I've done 1,000. I don't need to go down the checklist, until the 1,001 time, and then the seventh thing on that checklist gets you. We don't want anybody getting hurt. Look after your fellow employees. You have to do that to make this work. You all know that. You're as good or better than we are with this. We were very impressed when we acquired the CGT asset, the gas

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transmission asset, from you about safety. They've been through a year and a half with not a single OSHA recordable, which is obviously you can't do better than that. Fantastic. So, we view this as our fundamental value because it should tell you all you need to know about the rest of the culture of the company. They have a high OSHA recordable rate, they don't really care about their employees. They don't care. We care. We have a lot of similarities in our cultures. Now, I'm just going to talk a little bit about what it's going to look like with us together and what this transaction that we've put on the table. This is a great starting point to have a company where both companies are excellent operators. You know, we deal with Questar, Questar, outstanding operations. And the folks that were running Questar Corporation, it's now called Dominion Energy West, are running Dominion Energy West. The CEO had announced his retirement, and he has retired. He's on our board of Dominion Energy now. Everybody else who was there running the operation, other than those who wanted to retire, are the operators who were there. They were very good operators. One thing I wanted to mention

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about their safety record. Their OSHA recordable rate was above 2 for 2015, and they won awards from the AGA for fantastic safety. And we said, Well, you know, that's great, but we're .74 at the end of '15. And we put these goals together every year. So for last year, for '17, we merged in the very late part of '15 or '16. For '17 we said, look, we're going to find a middle ground for you to have as a target between where you are and where the rest of the company is. And to their credit they said, Huh-uh, not having any part of that. Not doing that. We want the same goal as the rest of the company. So, they had to go from above 2 down to .6, and they came pretty close. So, that just tells you, if you focus on it, you put it at the top of your list, people in this industry, you give them the goal, take the hill, they'll take it. They'll take it. So we start from the fact that we're all -- both companies have excellent operations. The headquarters of the utility will stay here. You've got your sacred values, as we've talked about. So, here's the deal, and I think it needs some explaining because it is quite different. What's

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not on here is the premium going to your shareholders. I'll start with that, because I know all of you are shareholders. Your peak stock price was around $75 a share, I think, Jimmy, something like that. I'm sure none of you remember that, probably. Does anybody? No, nobody remembers that. And through all this pressure that's happened and Westinghouse bankruptcy and the decision, very, very, difficult, courageous decisions that your management and board made, that's a very tough thing to say, We just can't do this anymore. Tremendous pressure on the stock price. So when we were talking to Kevin first and then to Jimmy and your board members, your lead director or now chairman, I guess, Maybank, said, Look, we think this is not a -- this is going to be different. This has to be different to work. And we need your help. We need your fellow employee's help. And all of you know retirees from this company. We need their help, because this is a very different transaction. The normal conversation that you had between two companies, this is what we had with the guys at Questar, was, okay, we think it would be great to combine the two

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companies. Here's the stock value that we can offer your company. There's no discussion of customers, refunds, no. I mean you got a perfectly fine regulatory space. We're talking about what your shareholders are going to get. See, if we approach that this way, it will be dead on arrival. The way to approach this is to say, Look, customers, it's a very difficult situation for the company, for the state. You've invested a lot of money in a power plant that will never produce electricity. What can we do to help that political problem, and the economic problem for the customers? So that's why you see this cash payments here to the customers of $1,000. That's 1.3 billion dollars of Dominion cash that is going to go to SCANA customers within 90 days of closing. Now, that works out if you have an average, and only utility people would recognize that there is a difference between an average customer and a typical customer. Okay. Somebody out here knows what that means. They tell me there is a difference. I have no idea. But in this situation, talking about the average customer. But you all know what it's talking about. We're talking about 1,000-kilowatt hour a

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month customer who uses electricity normally, and they'll get about $1,000. Now, it's going to be more if you're an industrial customer that's got, you know, millions of dollars bill a year, et cetera. It's a hard thing to walk away from. Hard thing to walk away from. There will be a 5 percent rate reduction that goes into place. SCANA had offered a 3-and-a-half percent rate reduction, which we said, yes, we'll continue with that, and we're going to add onto it, you know, this was after -- this happened after SCANA had made its offer -- we're going to add on the federal tax reductions. We've gone from a 35 percent tax rate to a 21 percent tax rate. That equates to -- and we're collecting, SCANA's collecting, all the utilities in the country are in the same situation. We're collecting at a 35, in our rates, the cost of the federal taxes which is 35 percent. So we're going to reduce the rate to reflect that. Now, we don't know exactly what that number's going to be, so we just said for starters we'll add one and a half. So that's how you get to the 5 percent reduction. But we'll work with the commission, and whatever the number is, is what the number is, and that'll be passed

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through. It's going to be more than 5. It'll be probably 6 or above. I don't -- we don't know that, but we'll -- but we said in the transaction we will do that.

Now, to make this work, to keep this, to let the customers actually feel the benefit of the 5 percent rate reduction, we have to subsidize the rate with more cash, 575 million dollars in combined company cash. So it's just about 2 billion dollars will be going directly into customers' pockets. Now, that subsidy will last for eight years. What we've done is, you know, you'll be entitled, under the Base Review Act without any changes in the status quo, to recover for your investment in the nuclear plant for 60 years of the life of the license. SCANA has said 50. What this does is shortens it to 20. So the nuclear plant, this nuclear issue is gone in one-third of the amount of time that the Base Review Act called for, which, by the way, when you add up what that would be from collecting the customers, the difference over those many years is over 10 billion dollars that customers will not pay to SCANA. So, we have to subsidize that rate for eight years, and then just the way that it goes

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over the edge, or the way the amortization works and starts declining down to zero. So rates will be level, reduced 5 percent, then level, then reduce out over time. Level for eight years and then down to zero for the nuclear facility. We've agreed to a three-year stay-out. We've agreed to abandon your abandonment costs, the 1.7 billion dollars that you have not yet put into rates, we said the joint company will just absorb that. So, and the power plant, the Columbia center, the Columbia gas facility that you agreed to purchase for 180 million dollars and not put that into rates, we've agreed to continue with that. And the shareholders are going to get paid around $55 a share. Now, that number is going to float around, because what we have here is a fixed exchange ratio which is basically for every share you own of SCANA, when we close the transaction, you're going to get about, just about, two-thirds of a share of Dominion Energy stock. It's 100 percent equity deal, very rare in today's world. Very rare in today's world. It was necessary for us. I think it's smart, for one thing, but I think it's also necessary because both companies would be pushing against their credit ratings if

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we put more cash. Think of all the cash we're putting into this. So the normal conversation would be that 2 billion dollars in cash that's going to customers would be going to your shareholders. But can you imagine that conversation with your political leadership? Yep, we're here from Virginia, and we're going to give -- we're going to pay SCANA shareholders $70 a share, $75 a share, and it's too bad for those South Carolinians. We plan on recovering from them for the next 60 years. Probably not going to go over very well. It's a very extraordinary transaction, unusual, unprecedented. Largest refund in utility history in the country. Tell your legislators that. Tell your fellow -- ask your fellow employees to tell their legislators that. Ask the retirees that you know, tell their legislators that. The legislators' signals will signal the commission. Now, they're going to do their own work, no doubt about that, but they'll certainly -- it'll make them feel better if they know where their political leadership is. And we've met with your political leadership. This is a very fair deal, but it's also all there is. We got put on negative watch yesterday at Dominion.

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Fine. We expected it. But both at Moody's and S&P because of this extraordinary amount of cash that's going to your customers. So, please, help us rally behind the value of this transaction not only to SCANA's shareholders, but to your fellow citizens and customers. And it's -- people need to start, I ask, also, the leadership and your policymakers, quit thinking about SCANA. SCANA is a proud company, deservedly proud, but there are people at SCANA. There are employees at SCANA. They're tired of this. I assume you're tired. Is anybody tired of this? Oh, no. I think you're tired of it. Your fellow citizens are tired of it. The politicians, I'm sure, are tired of it. This is a fair offer. It's employees who work here are shareholders. Tens of thousands of South Carolinians own stock in this company whether they're associated with the company or not, retirees and employees. They are getting hurt by all this. Let's get this over with. Here's an answer, a fair answer, for everybody. Those who are associated with the natural gas company, we're one of the largest gas companies in the country, and I'll show you some of that. So just naturally going to be more opportunity, more

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sharing of best practices for those of you who work in the natural gas distribution part of the business. Ethics, one of our core values. We have deep roots in the communities we serve. This is -- she's wearing a golf cap there. It's a golf champions tour or the senior tour golf tournament that we sponsor that raises money for charity. We give a lot of money to charity. I'll show you that in a minute, and enormous amount of volunteer hours. Very important part of our company. Ethics part of this is we view as external ethics and internal ethics. The external is we have SEC rules, we've got NRC. We've got all these rules that people are asking us to abide by, and we will. We have to. Those are the rules. We do have a philosophy that if we think the rule is unworkable, unfair, counterproductive, what do we do? We absolutely adhere to the rule, but we try to get people to change the rule. We'll say, this really doesn't work, and here's why it doesn't work. If they don't change the rule, they don't change the rule. But we're not going to be shy, but saying this doesn't work very well, and here's why. So, but -- so we have a foundation that matches company, your individual gifts. We have

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our volunteer programs that we do inside the company, but we also give time off to do volunteer work that you want to do yourself. And Wendy will talk about this, whether it's with your church or your Kiwanis club, or whatever else that you want to spend time with, we want you to do that. It's good for you, and it's good for the company.
We started a thing called EnergyShare about 40 years ago, now. Tens of millions of dollars have gone into this. EnergyShare, the concept originally was to help people pay their electric bill. The company and our customers participate in this. They can add money to their bill every month, a dollar, 10 dollars, whatever, and the company puts a lot of money into this. And what we do is we don't distribute the money. We give the money to a local group that helps people who come in and say, I can't pay my electric bill. Started that way. Now it's any energy-related bill. So if you have natural gas, you have propane, you have oil, whatever. We're not selling it to you, but we want to help you.
And then we started a program for the elderly, in particular, for the summer months or for fans to bring fans and give fans to the elderly. It's

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just one of the things we do.
We've agreed for at least five years, it'll go on long after that, to increase the charitable giving that SCANA has contributed by about a third by adding a million dollars a year to what you do here, and there's more on this in a minute.
Let me just talk about this for a minute, because this is the other part of what we consider to be ethics. We have all these rules we have to deal with, and so ethically we have to comply with them. But there's also how we treat each other inside the company, our fellow employees. And that's real simple. That's not up here because we all know what it is. It's the Golden Rule.
That's all you've got to remember about Dominion Energy's culture on ethics. All we ask is that you treat your fellow employees the way you want to be treated. That's it. Pretty simple. It works. It's worked for a long time. Going to continue to work for a long time. But also, part of our ethics is to be very involved in our communities. Charitable giving, time -- time and treasure. Help provide leadership to local charities, a variety of things. This is environment sustainability is over the last decade

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or so, this has risen very high. Now, we're always conscious of the environment and our fellow citizens and sustainability, but it has really ratcheted to a point now where we put tremendous emphasis on this, and particularly this bottom issue. We are always paying attention, coal ash ponds, you know all these things. Coal ash ponds, pipelines, all these things. Very important to your fellow citizens. And we're about ready to dig and install a 600-mile pipeline that will go through the West Virginia and Virginia mountains, end at Lumberton. I always think about Lumberton because it's on Interstate-95, and when I drive down to Disney World it's like either I'm going to get gas in Lumberton or I'm going to see Pedro. And I've seen Pedro. So, I usually stop in Lumberton because I get lost, you know, when you go inside there, into Pedro's world. So it's like 15 miles or something like that from the South Carolina border. Once we've finished all of our permitting we'll start talking about what the future of what we call the Atlantic Coast Pipeline is. And I know that there are a lot of Southeast Conference fans in here, or I assume there are. We're sitting near Columbia. But there's also a

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lot of Atlantic Coast Conference fans in here. Right? How many fans are of the Atlantic Coast Conference? Pretty good. How about the Southeast Conference? Oh. Okay. I went to the University of Virginia, so that's in the Atlantic Coast Conference. So there may be a connection to that and why we call this pipeline the Atlantic Coast Pipeline. I don't know. Could just be coincidence.
But we've had to ratchet this environmental issue to a very high level. And I raise the pipeline because you saw what happened in Dakota Access and all of this. It's going to be all over this pipeline. And what they do now, the environmental groups, they'll fly drones, literally, as you're doing construction and see if you go six inches outside your easement, and report it. Okay. Well, you're not supposed to go six inches outside your easement. Doesn't matter whether it gets reported or not. Right? That's the rule. You've acquired 120 feet for your construction, 70 feet permanent right of way. You're not supposed to go outside that, so, don't. So, don't.
We've had to really ratchet this up to a higher level, and we have this new environmental

management system that we'll talk more about together as we go ahead. And now with that, I'm going to turn it over to Wendy, and then come back up a few minutes later. Thank you.

LOSS OF AUDIO FROM 38:06 to 40:32)

MS. WELLENER: ... questions throughout these slides. Tom's going to come back up and finish up. Now I can hear. Okay. Something happened. Tom is going to come back and finish up, and then we'll do some Q and A at the end. So if you have any questions on this, please hold your questions until the end. They're videotaping this. It's just more efficient that way, but we'll have plenty of time at the end to answer any of your questions.

So, pay continuation through 12/31 of 2019, I'll start again on this one. Base pay and annual bonus plan targets at least equal to levels at close. So what this means is your base pay won't go down between now and 12/31 of 2019, and your annual bonus plan target will remain at least the same. So, some of you are -- your employees are in the 3-5-7 plan. You might be in a different incentive plan. I know you have several. And that target opportunity that you have will be at

least equal to that amount through the end of 2019. Now, we may transition you to our annual incentive plan design, but that target amount will be at least equal to what you have today.

The second bullet is an important one. So when you have a big company like Dominion Energy merging with another large company like SCANA, you're going to have some synergies, and you're going to have some redundancies where you have organizations in both places that do the same thing. And we have a very centralized model at Dominion. You'll learn that. You might have heard that from your Carolina Gas Transmission colleagues who are with us. So, over time we will see some alignment and some synergies which will result in some job eliminations. We're not going to be able to tell you what those are now. It'll be some time. But if a job is eliminated, there's a protection in the sale agreement for you that basically you're eligible for base pay continuation through 12/31 of '19 or the Dominion Energy severance plan, whichever is greater in value to you. Now, we'll have some FAQs for you. We'll have some examples for you of how this works, and we'll give you a lot more information

on the Dominion Energy severance plan. But the plan, I'll tell you, is richer than the SCANA plan is today. So we negotiated this. We put this in for a reason. The Dominion Energy plan provides two months of advance notice, which is basically our way of insuring that we comply with the WARN Act, and then three weeks of severance pay for every year of service up to 52 weeks. So somebody who has more tenure could potentially have up to 14 months of severance pay. And so it's basically a calculation based on individual circumstances.

If a position is eliminated, the difference of the greater of base pay continuation through 12/31 of 2019 or the Dominion Energy severance plan. Both of these terms are in the sale agreement.

The current active health and welfare benefit plans and policies will likely remain the same through 12/31 of 2019, but it's important to know that when we do transition to the Dominion Energy plans, your service with SCANA will carry with you. So, it's important to us -- we've had folks join us from Consolidated Natural Gas. We've had folks come in with Millstone Power Station, (inaudible) Power Station, and it's important to us that Day One after close, you're a Dominion

Energy employee. And so your service with SCANA comes with you. So we'll talk a little bit more about that as time goes on. But you will see, once we start introducing you to our policies and our plans, we have a lot of service baked into our plans. Tenure's important to us. So the longer tenure you have, typically your benefit is greater.

Retirement benefits I know are a big deal to you. Pension, retiree medical, and 401(k) are always important. We know that some of you are on the traditional benefit or traditional pension plan. Some of you have the cash balance plan. Some of you have just the 401(k) depending on when you were hired. Some of you have retiree medical, and some of you don't. And we are exactly the same way in Dominion Energy. Our formulas are a little bit different. Our new hires are on the cash-balance plan, not a 401(k) plan like your new hires are. Our cash balance plan has a service component to it. So there's different formulas. And whenever you have a transition of something like this, it's important that we look at all the details and really get into the facts and the figures behind all of the transition elements so

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that when we make a decision of how to transition you from one plan to another, that we do it fairly and we do it equitably, and we know exactly how it impacts people when we're making the transition. So this type of thing takes time. So I'm not going to be able to tell you today what your pension will look like, 401(k), retiree medical, all of those things, but we will commit to get back to you. We've started the analysis already, and we'll get back to you when we've completed that.

Employment opportunity is accessible across the company, so what's important to know here is Day One after close, you'll be a Dominion Energy employee, and you will have access to employment across Dominion. And this is a really important thing because many of us have moved around and have had different jobs. You can have opportunities. We'll be in 18 states with the addition of Dominion Energy South, SCANA. So you'll have opportunity to apply for jobs internally to Dominion all over our footprint if it's something that you would be interested in doing. So, that's important, and I think a great thing for you all to look forward t o. But Day One

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after close, you'll have that opportunity.

So the value package, again, it's important to us. Our employees are important to us to offer a total value package that provides for you in multiple ways. We know many of you have families. It's important to take care of your families with medical coverage. Compensation obviously is important. Prescription drug, dental, vision, all important plans. To provide time for or time off, so sickness and disability. We have vacation, holiday, and volunteer time. I'll talk a little bit about how that works. Pension and 401(k) plan we offer at Dominion. Retiree medical life insurance. It's a total value package. You have a total value package that actually it's not exactly like ours, but I think you'll find that they're very comparable and we have very similar philosophies with regard to the value package we provide our employees.

So, today I'm going to tell you a little bit about what our benefits look like today. Now, chances are I said most of your active health and welfare plans that you're on today will stay through 12/31 of '19. So you won't transition to the Dominion Energy Benefits' Plans until 1/1 of '20 at the

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earliest. But I wanted to give you a sense of what we offer today so that you'll see we kind of look and feel very similar to you.

Everybody at Dominion Energy is on the same benefit plans. We have -- and that's whether you're non-union or whether you're union-represented. We have three plan options. We have one is Option A, we call it, which is our consumer-driven health plan. I know you have one plan which is a consumer-driven health plan. We have three. We have the consumer-driven health plan, and we have two other PPO plans. We looked at transitioning just to the one consumer-driven health plan, but our employees really -- we did some focus groups, got some feedback, and they really like choice. They want choice. And so we said, okay, we'll go ahead and leave it if we can manage our costs, if we can manage our costs through consumerism and smart utilization of medical care, then we'll leave the three choices. And it's worked very, very well for us. Our trend is very, very low. We're one of the top performers in the benchmark. Our rates are very low and our employees are really rallying behind us. We are self-funded, just like SCANA. So it's

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important that every dollar that we spend in healthcare either comes out of our employees' pockets or it comes out of Dominion Energy. So, it's important that we manage costs.

So, our three plan options, we have a health savings account associated with Option A. I think you all have a contribution of $400 and $800 depending on whether you have employee-only coverage or employee and family. Ours is 500 and 1,000, so slightly higher. Our same services are covered by all three of our plans. The difference is just how you pay for them. The premium, the monthly premium, and then the out-of-pocket, and the deductibles might be slightly different.

We do have a well-on-your-way program that we implemented back in 2012. And what this does is it's a voluntary program, totally voluntary. All of our employees have an optional for them. About 85 percent do participate. So we have a huge participation rate in this. Our employees have really rallied behind it. But it involves a health screening, biometric health screening of blood pressure, cholesterol, those types of things, and an online health assessment. You basically do those annually. Spouses participate.

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And you earn your premium credit that way. So, we don't keep the numbers. We're not going to charge you more for high blood pressure or high cholesterol or whatnot. What we're looking for is for you to know your numbers and make sure you know what your health risks are. And once you know, then you'll take action and do something about it. We have a lot of folks not doing their preventive care screenings, and so this helps people get educated. And it is totally voluntary. So if you do it, then you do get a credit back to your premium, medical premiums. If you don't, then you're just going to pay a little bit more for your healthcare. It's just a way for us to build some accountability on the part of our employees in our healthcare costs and how we utilize it.

We have dental, vision, healthcare, dependent care, flexible spending accounts, as you do, life insurance. We have one-time paid by Dominion Energy, and then we have supplemental that employees can purchase upwards from there, and it goes through open enrollment. Long-term disability, multiple options if you become disabled. You can opt several different options

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for long-term disability if that were to happen.

And then voluntary benefit programs were programs that we added this year, and those are programs that aren't necessarily supplemented by the company, but they're optional, and the employees get benefits and group rates. So, critical illness is one of those. Accident indemnity, ID theft and recovery remediation services, as well as home and auto, and we have quite a few employees take advantage of those benefits through open enrollment. We'll probably be adding some more in 2018 based on feedback. Again, we do a lot of focus groups and feedback sessions with our employees to really make sure we think we know what they want, but we want to make sure that we know it.

So, time off and work life, some of you all might have heard that I know you have PTO. We don't have PTO, but it's not a bad thing. So I think everybody went, Oh my gosh. They don't have PTO. We're going to lose our PTO. Well, it's a good thing. We offer lots of time-off programs for different things. So let me run through those real quickly, because I think this is an important fact for you as leaders to understand, because I

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think your employees probably will key in on this right away.

So, your paid-time-off program is you're paid time off for everything. If you want to take a vacation day, if you're sick, whatnot, you use your PTO bucket. And the way I understand it is you have a five-day elimination period before you move into short-term disability. Is that right? So if you're out for two weeks or three weeks for surgery, you have that five days of PTO you have to take, and then you move into your short-term disability plan.

Dominion has vacation and sick leave as separate policies. So vacation is accrued based on service. The greater your service, the greater your years. And again, your SCANA service will count toward that. But that vacation time is for you. That's for your vacation. It's for when you want to go on vacation with your family, take a day off just to do something fun. That's not your sickness. That's your vacation. Sickness and disability paid sick leave is a separate plan when you are sick, and that's a -- it's really an internal short-term disability plan that we manage at Dominion Energy. It's six months of pay when

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you're sick, some at 100 percent and some at 70 percent depending on service. So again, service-based. The greater your service, the more time you have paid at 100 percent versus 70 percent. And you can use up to 40 hours of that sick leave bucket for dependent care, care of a sick child, your spouse. There's a definition of dependent and what that covers. So, again, another way to cover your time off depending on what you need to take time off for. We do have a parental leave policy, as well, which provides three weeks of time off for bonding with a new baby or an adopted child. It two parents both work for the company, they each get three weeks. So, the way this would work, if you're a mom and you have a baby, your sick-leave policy applies to you for the period of time before your doctor reinstates you to come back to work, and then your three weeks of parental leave would kick in from there. So, those are additive together.

Company holidays, amazingly we have 11. You have the same 11. We have a personal holiday. You have a personal holiday. So they're exactly the same.

Personal community volunteer time. Tom talked

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about this. We do offer a day, an eight-hour day, for you to volunteer to do whatever you want to do, whatever is most meaningful for you. So if you have kids in elementary school and you want to go read to their class, you can cover it that way. If you're a Boy Scout troop leader, if you volunteer with your church, Habitat for Humanity, whatever is important to you, you can use those hours or that day for your personal volunteer time.

Education assistance -- we did just increase our amount that we provide for reimbursement for education assistance to $7,500 this year up from 5,250. So that went into place effective 1/1/2018 for Dominion Energy. We've gotten great feedback on that.

Adoption assistance -- we provide a stipend or assistance, a cash payment, if you're adopting a child to assist with that.

We just transitioned to a new EAP vendor, Beacon, and we have a life-care discount center associated with those. We've had references with other companies who have really been impressed with Beacon. But employee assistance counselors, financial planning, legal services, those types of

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things. Lots of services for our employees provided by that.

And then at-work employee resource groups and business unit diversity councils. We have six employee resource groups or affinity groups. You might know them as some folks refer to them as. We've had them for three or four years. They're very, very successful at Dominion. We have We-Three, which is your women's resource group, an African American resource group, Hola, which is our Hispanic and Latino resource group who has been very active with some of our interns. We've had interns at University of Puerto Rico helping them transition back up to Virginia. We offered scholarships, Dominion Energy did, for them to finish their careers, their college careers, at VCU since the University of Puerto Rico was basically devastated with the hurricanes. But Hola has been very, very active helping that. DVN is the veteran network. We're very proud of our veterans. One in five hires at Dominion is a veteran. So we do a lot of military hiring and recruiting. And we have a network for those folks when they come onto Dominion. Young Professionals, and just recently launched the

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LGBTQ group, Dominion Pride. So those are the six resource groups, and you can participate in those regardless of where you are. You can come in geographically wherever you are, and then there are chapters that are kind of starting around the Dominion footprint, as well, which is kind of interesting. So those continue to grow, and continue to be great resources for us as a business, but also for our employees. And then the business unit diversity councils, we have one for each individual business unit focusing on diversity and inclusion in the workplace.

So that gives you a sense of the time off and the work life suite of benefits and policies that Dominion offers. Okay. With that I'm going to turn it back to Tom. But I'll be back up. I know you probably have questions.

MR. FARRELL: Thanks, Wendy. I know from experience that what you and your fellow employees mostly want to know about is what Wendy just talked about. So, I've got a lot more slides here with information on them. Most of this is about the stuff we own. So I'm going to run through those fairly quickly. But just a few things before we get into this.

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The way we run the company is a little bit different than the way that you do it, and it has to do with the fact that we have more assets in more places. So we have a merchant generation fleet. You do not. What we do is we manage through business units. So all of our generation fleet, wherever it is located, Connecticut, Rhode Island, or Wind Farms in California, all these places, they're all run by one business unit whether they are regulated or unregulated, so part of the utility or not part of the utility.

All of our gas infrastructure businesses are run as one business unit wherever they're located: Pipeline business, local gas distribution company, the export, gas export facility that we are building in Maryland. And then we have our power delivery group which is our electric distribution and transmission business. That's managed as one group. And then all of our other services is a service company. You have a service company. But the SCE&G, you have single managed line of sight on that with individual managers inside. And I'm not exactly sure how that will work itself out. We're going to have to talk to your regulator about that, your regulators, and see what they're

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comfortable with. It has brought great best practices across our company to do it this way over the years. We've been doing it this way for most of 20 years, and it's worked quite well. You've got to get all sorts of waivers from regulators, but we'll see how that works out. Environmental highlights, these are important to us, and I'm going to start running through these slides because I want to make sure there's time for questions, and Jimmy and I are wearing ties because we have to go see an editorial board, and we have to be there at 11, I think. Right? Yeah, okay.

So, this is very important to us, some of these things -- we are considered to be the best company in the country to work for in the utility business for veterans. Wendy mentioned that 20 percent of our new hires ever year are veterans. South Carolina has a very rich tradition and history of working with its veterans, the military. We do in Virginia, as well, and other parts of our service territory. There's fantastic folks working in the military. I grew up in the military. It's a very important part, culture, of our company is to bring veterans in. It's made our company better.

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And so you all have the same thing. Last -- there's one company that over the last ten years has been ranked either first or second on this most-admired list, and that's Dominion Energy. We've only been one a couple of times, but we've been one or two all these years. And that doesn't mean a lot other than the fact it's a lot of your peers vote on this in the industry, and the financial community, and the shareholder groups all vote, the financial community, and the analyst community. They vote and say here's who we think the most-admired companies are.

Last year, for two years for examining '16, a group of guys said, a group of analysts and others, came together and said, who are the most -- and they call it the Just 100, and what it is, the most responsible corporate citizens in the country. Who are the 100 most responsible corporate citizens in the country, and we appeared on that list. We gave almost 27 million dollars in charity last year. Now, that's across our footprint. 13 million dollars went into our EnergyShare program, and a little over 100,000 hours in volunteer work.

This is our stuff, okay. This is the assets we

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own. We've got these yellow boxes here. I'm going to run through these very quickly. Our power plants, generating plants. In California they're all solar farms. In Utah they're solar farms. You see the blue there is the local gas distribution company. In Utah it peaks up into Idaho where we get, you know, 20 percent of the population of Idaho, 3,000 citizens strong, grotesque exaggeration. We go into Wyoming. And then there's the pipeline system. This system is actually quite similar to our pipeline system in the east, which you see here, these black lines here in the east, because you've got the Appalachian Mountains, and our pipelines straddle the Appalachian Mountains. And these pipelines in the west straddle the Rocky Mountains. They were the first pipelines built in the Rocky Mountains. Bring gas from Wyoming into the developing Salt Lake City area. Our pipeline company was the first to cross the Ohio River between Ohio and West Virginia.

Dominion itself was founded -- you can follow our corporate tree back to 1785 where we were a canal company along the Appomattox River which it runs along south of Richmond, about 30 miles south of

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Richmond. And then over time we were in different businesses. Ice business. You know, being in the ice business in Virginia is really not that good of business. They got out of that business. They were a canal company for a while. And one of the perks the board members got in the 1800s was they got a keg of rum for every board meeting. That is a tradition unfortunately we have not kept. But the transportation company started -- actually, the first city in the United States to have electric streetcars you're going to think New York, Philadelphia, Boston. Wrong. Richmond, Virginia. Richmond is quite hilly, actually, and some investors came and they started building streetcar systems and electrifying them, and said, you know, this electricity thing can work for a lot of stuff. So they started building out what became Virginia Electric and Power Company. It was founded about 1904 or 1905. Consolidated Natural Gas was the gas company that we merged with out of Pittsburgh. That was founded -- that's a spinoff of the Rockefeller Family Trust, these huge companies the Rockefeller Company built. And Questar was built, started in the 1890s. So, long history of this company. And

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we've been in a variety -- we used to own power plants in South America. We owned a utility in England. We owned a lot of natural gas production assets, Canada, Gulf of Mexico, all sold, and said we're going to concentrate our efforts on what we actually do pretty well which is gas infrastructure, electric infrastructure, creation, transportation of gas -- transporting gas, distributing it, creating electricity, transporting, delivering it. The green is our Virginia power footprint. You see it goes into North Carolina, the Outer Banks of North Carolina. All those blue boxes are power plants, a variety of different kinds. In our utility you see we have nuclear assets in Connecticut, gas-fired power plants in Rhode Island and some solar, and actually one of the largest bio-(inaudible) facilities in the country, 15-megawatts is in Connecticut that we own. And you see solar including in South Carolina. I'm going to run through these. But and you see the CGT assets, former CGT assets there, the local gas distribution companies in Ohio and in West Virginia. The pipeline company, those red ovals are gas underground storage, about a trillion

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cubic feet of underground storage facilities. The purple box there or whatever that color is -- what's that color? Purple. I get my colors kind of -- it's like all these chartreuse, is that a color?

UNKNOWN: Yes.

MR. FARRELL: Okay. So, sometimes they put these different colors up here. I don't know what they are. So, I think that's purple. That's Cove Point. Now, people say, Do we invest in assets. Well, this is what our gas company is. You guys, on 50 acres of land -- 50 acres of land, they're spending 4 billion dollars. It's 85 million dollars an acre. Okay. Now, that's a lot of money per acre. But that facility is going to take natural gas and freeze it down to minus 250 degrees Fahrenheit, which turns it into a liquid, and then we put it on a ship, and it's going to go to Japan and India. This facility we have in Connecticut is Millstone Power Station. 50 percent of Connecticut's power comes out of that power station. Now, one of the things, I hope as we go through time together, you'll start thinking, you know, hey, my company is sending natural gas to Japan. My company provides half of

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the power for the State of Connecticut. 95 percent of the carbon-free power in the State of Connecticut your company provides. And the folks in Connecticut are going to say, Hey, we serve Columbia, and Charleston, and parts of North Carolina with natural gas. We sell natural gas in Georgia. This is one company, one company. We're spread out, but we work really hard on this one Dominion Energy idea. These are our assets in South Carolina. You know these as well as I do. This is -- I'm just going to run through these slides. This is the power delivery business. We've got 6,600 miles of transmission lines, about 60,000 miles of distribution lines, 2.6 million customers compared to about 750,000, about, Jimmy, 780,000, whatever the right number is. And you see here where they are. We're part of the Southeast Co-op as you all are. These are the power plant -- we've got about 21,500. We have a 1,600 megawatt gas-fired power station under construction now. That'll bring this a little bit over 23,000 that are in the utility itself serving Virginia and North Carolina customers. Some of it's in West Virginia. Some of it's in North Carolina. Some of it's in Virginia. And then we

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have a merchant generation facilities which is largely Millstone Power Station, 4,700 megawatts. We sell forward from Millstone a year and sometimes two years ahead to make sure we know what the cash is going to be associated with that. This is one of the gas-fired power plants. These things, and it's probably Warren County. These things are amazingly efficient. 1600 megawatts, and they run -- they're base load, this technology. The one we have in Warren County, Virginia, we're very exotic with the names of our power stations. They're named after the county where they are or the lake that they happen to be on. So, Surry Power Station, one of our nuclear stations, is in Surry County, Virginia. North Anna is on Lake Anna, Virginia. Warren County, Brunswick County, Greensville County, et cetera. We do have one exotically-named, Opossum Point. Don't know exactly why, but I always like that one.

So, this is just another way to show this. This is how it breaks out in capacity. So you see, when I started at Dominion, which is about 20 -- I started in 1995. This coal figure was 55 percent, and it's down now to 17 percent in capacity, and

it's just about the same in actual output, as you see. The nukes, as they usually do, punch above their weight. They're 20 percent of our capacity, provide almost 40 percent of the power across our footprint. We have reduced our carbon emissions at Dominion over the last 17 years by over 45 -- about 45 percent, which is twice the industry average -- twice the industry average. We are seeking the additional relicensing for Surry and North Anna. We will be the first PWR to do that. And Summer is a sister. North Anna, and Surry, and Summer are all sister plants, same technology, same vintage. And so we'll have a lot of best practices we can bring you. Some are as -- I've been out in the INPO Board since 2004, and so I see every single INPO evaluation of every single power station, and I have for however many years that is, 13 years. Summer is near the top. It's always been.

This is Cove Point. It doesn't look like you could spend 85 million dollars an acre there, does it? And that doesn't include these tanks. They were already there. So these tanks are basically just large thermos jugs. That's all they are. The gas goes in there frozen, liquefied form, and

stays that way. The pier is a mile out in the Chesapeake Bay, and you get there on a bicycle. No, we aren't and we don't pretend to be god-like at Dominion. It's through a tunnel, a floor of the Chesapeake Bay. You actually ride a bike to go out there. Not very wide. You can actually see the piece of the pier out here on the top left-hand corner. These are the gas infrastructure assets. That green line there is the Atlantic Coast Pipeline. It's a little bit off-kilter. It goes a little bit further east in North Carolina, and not quite as far up into Virginia. So it starts way up in the West Virginia mountains and it's connected to the rest of our system. And then you have this western system here. That's the Atlantic Coast Pipeline. Our partners are Duke and Southern, familiar companies to you.

Now this is sort of what we're going to do from here, we're going to make sure you have updates. We're going to give you all this information. As Wendy said, we're not going to have everything right. We're not going to be able to tell you everything, but we know from experience that it is better not to say something early that turns out

to be wrong or half-thought through. People want to know a lot about the employment policies and things that Wendy covered. We think we know, but we may not get it right. So, as she said, if it takes a while it's not because we're trying to be hide-the-ball, because we want to get it right the first time. Very important for people to get it, understand it correctly the first time. So, with that, Jimmy and I and Wendy are happy to answer your questions.

MR. ADDISON: Let me just -- is this back up? Let me start off and say, yesterday I stood here and said to you that I hoped yesterday was the beginning of stability. We have been through a very, very difficult time, not just the folks in this room or watching today, but over 5,000 of us, a very difficult time, one none of us ever imagined. Yesterday I said I hope that's the beginning of stability, and I believe that is the case. There will be a team of several of us that continue to work on that path, regulatorily, politically, et cetera. I hope today is the beginning of your view of the future. That's what I hope you can start taking back today to the workforce. And yes, it would have been best if today could have

been yesterday, but I won't repeat what I said earlier, but we've got a very unique situation here, a very unique solution that this company has offered. And I hope today you get the feel for why this choice. As I said to you yesterday, I understand the desire of many to remain independent. I completely get it. But I think that you'll, over time, see that this is the right solution for the whole state. So, with that we'll open it up to questions. I'm sure most of them are for Wendy. Yes, sir, back in the back.

FEMALE: I've got a mike.

MR. ADDISON: And my next-door neighbor. He hasn't seen much of me this year or last year.

MALE: Thank you, Jimmy. The question I've got for each functional area do you expect a transition team to be put together, and this is not your first (inaudible). I'm sure you've really kind of learned from your past. What would that look like?

MR. FARRELL: We would expect that. I can tell you just by example with the folks in our western operations. Now, that was all inside one organization, all inside our gas infrastructure business and our service company operations. A

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lot of meetings to go through starting with best practices. What are our best practices for running a pipeline system, running local gas distribution systems, and what were Questar's. And they brought a lot to the table, very good operators. It will be very similar situation here, but it'll be done by -- you'll hear from our nukes. They'll sit and talk with you all to try to get, figure out the best way to go forward. We'll do that with the delivery business, the transmission business, the local gas distribution companies, and the service company parts, as well. So we will go about it that way. We hope to be able to close this very quickly. For a utility merger it can often take a couple of years. Nobody needs that. You all don't need that. We don't need that. Our shareholders don't need that. And in particular, the customers who are looking forward to that $1,000 check, don't need that. So, we're hoping to close this by the fall. So we'll be getting to work right away. Now, it's your company. We're not going to say, Hey, you've got to start doing this. That's not the deal here. SCANA is an independent company until we close a merger. But we will be working so that

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when that happens, that we can be moving forward together without missing a step.

MR. ADDISON: I know you have plenty of questions. Please offer them.

MR. FARRELL: Yes, ma'am?

MS. WEBB: Hi, Tom. I'm Angie Webb, and I'm in strategic sourcing. I've been really excited about what I saw today and impressed by what you shared with us about your company. One of the things -- I actually have two questions. One is when we talk about the payment to the customers and the nuclear 1.7 billion that the customers will never see, we did not, or I didn't hear about the 453 million that we collect annually from our customers. Will we continue with that?

MR. FARRELL: At a reduced amount by your -- you lower the rates by 5 percent, it'll end up being more depending on how the federal tax credit actually works through, subsidized by a 575 million dollar payment for eight years, and then it will roll down from Year 8 to Year 20, it'll just deplete or (inaudible), I guess is a better word to use, over time. So there will still be -- they're trying to solve here for three different constituencies, customers and policymakers, who I think are in the

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same bucket, SCANA and its shareholders and employees, and Dominion and its shareholders and employees. So there's got to be something in it for Dominion to come and say, Here's 2 billion dollars. By the way, thank you very much. Thank you, thank you. Come on down to South Carolina anytime you want to come. So, and you know, the joint company will eat 1.7 additional billion dollars. You're going to stop collecting the money over 60 years. You're going to collect it over 20 at a reduced amount. But yes, ma'am, there will be. Very astute question.

MS. WEBB: And my second question, and this is one that you may or may not be able to answer at this time. I'm looking at the -- we've been given some dates through December 21, 2019, and you know, it's basically a two-year time period. What are your thoughts on the existing SCANA leadership, our senior staff, the other officer levels? Any plans to change those? Will they stay in place? Or is that something you can or cannot answer at this time?

MR. FARRELL: Well, till close, that's up to Jimmy and your board. After that, this will be part of the assessment we go through for the next six months

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or whatever the time period is. But -- Jimmy?

MR. ADDISON: No, I completely agree with that. We couldn't say more than that today. We don't know more than that today. And I'll just tell you straight up. Tom and I have not had, appropriately, have not had the first conversation about what my role, for example, might be prospectively. That's not part of any deal. I had to make the shareholders and the customers fiduciarily the top priority, as did our board, and that has not been discussed yet. So, it's just -- it's just -- that's the appropriate way to do it. I want to go back to Angie's first question. I think it's an outstanding one, one you need to be armed with, with some real quick facts when you're at the mailbox or at church Sunday or wherever. 18 percent of that bill today, as you know, painfully so from the press, is related to new nuclear. If you take this 5 percent rate reduction, you take the part of the assets that are related to the transmission, which is about 1.3 percent, and then you take the value of that free power plant 20 miles south of here, which is about three-and-a-half percent. All of a sudden, that 18 percent is now 8. And that's when

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it closes within 90 days of -- I mean, when it closes, the rate will go down. Within 90 days, the refund. So, in addition to the rate dropping effectively related to new nuclear to the AP 1,000s, to 8 percent, and then a billion three going back to customers. And, in addition to that $1,000 per residential customer, the residential's only about 50 percent of our consumption. So there's another 50 percent going somewhere. Where is that? That's the restaurants you eat in, the drycleaners you go to, the Lowe's you go to, and those industrial plants that employee a lot of South Carolinians. One back here. Here you go.

MALE: (Inaudible) I could not repeat that at the mailbox or at church. So if you could come up with simple talking points for us to sell this to both our legislators and well as our citizens, we'd appreciate it.

MR. ADDISON: Absolutely, and that's in the works now, and our assignment at 11:00 is to start relaying that to an editorial board here, and another one this afternoon in another town.

MR. FARRELL: We are going to start running ads supporting the transaction starting this weekend?

MALE: Jimmy, have we had a reaction from any of our

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friends in the legislature or public service commission yet?

MR. ADDISON: Well, certainly we don't talk to the public service commission by law. So we have had preliminary discussions with ORS, but just at a preliminary level to make sure they understand the proposal, if you will. Tom and I, before this was announced yesterday morning, we had a joint call with -- and Keller was on our end with us, and Dan -- where is Dan?

MR. FARRELL: He's here.

MR. ADDISON: Dan was on with Tom, as well. We had a call that we thought would be 15 minutes with the governor. It turned out to be 45 minutes or more because he kept asking questions. And you saw some of the results of that yesterday from his quotes. Outside of that, appropriately Tom and his team have handled most of the communications yesterday on the political front, so I'll turn that over to him.

MR. FARRELL: A little later that evening, 9:00 that evening, shows you how hard your Speaker works, Speaker of your House, talked to him for about another 45 -- that was a different 45-minute call. And then yesterday Dan (inaudible) and I met with

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the Speaker again and his staff, and with Senator Leatherman and his staff. We've talked to the press at a press conference. We're talking to editorial boards, two different editorial boards. Actually, we have about five minutes, apparently, before we need to leave for the first one of them, and then a second one. I'm coming back tomorrow. I've got something I have to do at home tonight, and I'll be back tomorrow. We're going to meet with the regulatory staff, Dukes Scott, and some of his folks to talk through the transaction. So, I learned a long time ago not to characterize what politicians say. This is like the road to perdition to do that. It's like no way you're going to win. Whatever you say, they're going to say you said it wrong. So, I'll let them characterize how they -- I can just tell you I feel comfortable, very comfortable, with the reaction that we've had so far. It's a big deal. It is complicated. It is complicated. So it's -- you've got to -- it's going to have to soak in. But as Dan said to me yesterday, this is one of these things where actually the longer you talk about this, the more you talk about it, the better it is. It's a really fair thoughtful offer.

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We've got time for a couple more questions.

MR. ADDISON: And it's several billion dollars more than we could do putting our best foot forward.

MR. FARRELL: Yes, ma'am?

MS. JACKSON: Hi. I'm Rose Jackson with the Gas Supply Group. I had one question. When all this is said and done, if everything is approved as we've presented it, what will be our electric rate of return going forward?

MR. FARRELL: It's -- part of the transaction -- and by the way, the exact details of this regulatory deal that we have, I mean, our agreement that we're going to present, will be in -- we're filing an 8-K this afternoon after 4:00 that has the whole merger agreement in it, and this attachment will all be online, and you can get all the details on it. But, an important part of this transaction is that the return on equity that's in right now allowed for summer expansion, stays the same.

MR. ADDISON: It's just that we're setting aside in this proposal a billion seven that will never go in that rate base. Right? Same return, but on a much lower principle, if you will, if you think about it that way.

MR. FARRELL: And then we're subsidizing it with 575

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million dollars in cash payments. Which you say why would -- why don't you just -- because the world we live in, utility world, that's the way the accounting works best.
MR. ADDISON: One more before we have to take off.
MR. FARRELL: Yes, sir?
MR. STEWART: Wayne Stewart from the Summer station. Jimmy, will we be able to pay a merit increase and a bonus this year?
MR. ADDISON: Yeah, part of this agreement, again, will be public later today, is that -- and it really goes through their values, is yes, we've made arrangements so that we can pay -- basically our arrangement between announcement yesterday and close is normal course of business. They don't want us going out and giving 40 percent pay increases, obviously, or promoting 50 new officers, or things like that. So there are restrictions like that. But we've got the flexibility to do probably more than we could have done otherwise, because we would have been in a really, really tough spot. But we've got the authorization to do normal course of business. Great question. I'm glad you asked it.
MR. FARRELL: So, I think Wendy's going to stay here to

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answer further questions. I want to thank you very much for listening this morning. I hope that you will feel that you can help us deliver this. I think it's the best thing for the State of South Carolina. It's a good thing for Dominion. It's a great thing for SCANA, and I hope you think so for your fellow employees. So, thank you all very much for your attention this morning.
(APPLAUSE)
MS. WELLENER: Can you hear me? Okay. What questions do you have around the employee commitments component? I know there's probably a lot. We spent about two-and-a-half hours yesterday afternoon with the HR team, and it was important for us to spend some time with HR, and then spend some time with you all as leaders today, knowing that as soon as we start talking to employees next week, they're going to come back to one of the two of you, their leader and HR to say, Help me understand this a little bit better. So it was important for us to arm you with all this information. So feel free to ask us any questions that you have. Yes, ma'am?
FEMALE: I think the biggest question that a lot of our employees have is looking at the two years, and

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like you were describing the severance plan. Will they be covered with insurance and all their benefits for that two-year period even if they are severed or how does that work?
MS. WELLENER: The severance plan entails -- so, no, you would basically come off of payroll on the day that you are severed, if the severance plan is -- well, either way -- either way. But it would be a matter of the calculation of the base pay continuation between that period of time in 12/31 of '19, and the value of the severance plan. And then whichever one is greater would be paid to the employee. But they would come off of the payroll on the day the severance was actually effective.
FEMALE: (Inaudible).
MS. WELLENER: Yes. And the severance plan does cover -- outplacement services, I didn't say this, but outplacement services are covered per the sale agreement. That was a specific request of SCANA, and one that we agreed to, but the severance plan does cover outplacement services and six months of COBRA, paid medical, whether it's active medical or retiree medical. And so that's something that we would do, as well, for anybody. If the pay continuation was better for that individual, we

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would add the six months of medical, paid medical, either way. So there's no, you know, big difference there, just felt like that wasn't part of the sale agreement, but it's something we feel is the right thing to do. Great questions. Yes, ma'am, red sweater.
MS. MORRIS: Wendy, my name is Billie K. Morris, and I'm at (inaudible), as well. But I wanted to ask you about for those of us who are in support roles like accounting, and IT, and HR, those kinds of functions --
MS. WELLENER: Yes.
MS. MORRIS: -- does Dominion centralize all of that in Richmond or do you disperse those functions into the operating areas?
MS. WELLENER: It depends. There's different models depending on different groups. And that's where, when you look at us globally, our philosophy is to centralize a lot of that, but in some cases folks are in Richmond, like on the HR side we talked a little bit yesterday about a lot of the HR recruiters, the HR benefits team, compensation team. They're all in Richmond. But we have some HR folks, like HR business partners, some sourcing specialists who support the recruiting effort,

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some HRIS talent is sometimes out with the business. So, each individual group will have their different philosophies on who is in Richmond or which positions sit in Richmond centrally and which ones are out within the business. But we're certainly not proponents of moving people out of, if they're in the business because they support the business day in and day out, our philosophy would be, you know, to leave them -- leave them there. So it's going to be -- it's going to be different for every organization. And I think -- and honestly, that is going to be one of the most frustrating parts for you all and for your employees, not knowing that answer. Because I know immediately people say, you know, what about my job, and when will I know. And that's the time we -- I talked about it, Tom talked about it. It just takes a while for us to get to know each other and understand how you do business. We don't have a cookie-cutter way of doing it. If we did, it would be easy. We could give you the answer today. But we don't. We make decisions with a lot of effort and analysis. We're very data-driven. We'll have a lot of discussions with people across the businesses, with folks who are

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in the individual groups at Dominion Energy, and make the best decisions we can for each individual organization.

MS. MORRIS: Thank you.

MS. WELLENER: You're welcome.

MS. MORRIS: I want to ask you one more question. For those of us who will be bringing years of service into Dominion, of course --

MS. WELLENER: Yes.

MS. MORRIS: -- are those years of service counted towards Dominion's pension plan and retiree medical or do we start over at ground zero?

MS. WELLENER: So, the pension and retiree medical, we're not -- we're not able to talk about that at this point. So the retirement benefits, we'll have to be back. We've already started looking at the analysis. The actuaries for both companies are Willis Towers Watson, which is really good. So we've started the paperwork to get the two talking together. And we'll look at what makes sense for a transition from your pension to our pension or your cash balance to our cash balance or 401(k). You know, it's important for us to look at what we have at Dominion Energy and what you have, and insure that whatever decisions we

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make are fair and equitable to you. And so that's why we don't have a cookie-cutter approach, because every decision we make, the benefits -- anybody who's dealt with retirement benefits and pension behind the scenes know how complex they are and how many details there are involved in them. And we want to make sure we get it right. That's not something we want to not pay attention to. We want to make sure we get it right. We know it's important. So, we don't know those answers. But the service, SCANA's service, would apply for our vacation policy, our sick leave policy, those types of things. You would bring your SCANA service right with you. Uh-huh. You're welcome. Yes?

MALE: Yesterday, really, the only communication with our folks, the question was asked, we got like (inaudible) and so on. When are you going to evaluate (inaudible) the pay grade across Dominion, is it based on a region? And if you can't answer that, that's okay, but that's a question that was brought up yesterday. They worry about how their pay is going to be affected, hourly rate.

MS. WELLENER: Yep. Nope, that makes sense. So the

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way we do that, and this will be some time, because compensation will remain, you know, as it is or greater. We won't change you to a Dominion title and Dominion pay structure until 1/1/20, at least, because we will likely transition to SAP. We are an SAP shop. You are an (inaudible) shop, and usually the transition to our benefits and the transition to our titles and our compensation systems all happens when we transition to SAP. So it'll start at the first of the year. So it won't be any earlier than 1/1/20. But what we would do between now and then is go through a very detailed process working with you all, and the HR team would be involved, compensation team would be involved, and we would look at what the title is today, what the market matches are, you know, how they actually price that job, what the equivalent title would be on the Dominion side, and transition to a new title. But that, again, there's a lot of discussion and analysis that would take in place. Obviously, we have senior reactor operators in Dominion. We have reactor operators, control room operators, plant equipment operators at Millstone. We have some that are union, some that are non-union. They are non-

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union at Millstone. So we have a lot of the same roles and jobs that you do, but we're not going to just blindly put you into that title. We'll do a lot of analysis and work to make sure that the title's appropriate, and the pay range. Does that help?
MALE: Okay. My name is (inaudible), and I have a question. I work for the services company here at SCANA.
MS. WELLENER: Okay.
MALE: And just historically, I guess, if y'all have ever acquired a company of this size in the past, I'm not looking for the exact number, but on average is there a certain percent of our positions that have been eliminated? Not a number, but on average what kind of a certain percent of our positions have been eliminated?
MS. WELLENER: -- better? Okay. I don't think that's working. Good. I talk with my hands anyway, so I'm probably not as good with that. We have not acquired a company of this size before. The first acquisition we've done in a long time was Questar, and that was 1,700 employees in three states. We'd had, prior to that, Millstone Power Station I think in 2000, Kewaunee Power Station in 2005,

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some US Gen Power Stations in New England in 2005. But generally, you know, this was our -- you know, this is our biggest acquisition yet. And there really isn't -- again, there's not a standard that you can expect with regard to we don't have a cookie-cutter approach. We look at each individual organization, and everybody operates differently. What we found with Questar was they were aligned differently in some cases. They were aligned similarly in some cases. It just depends, and it's going to depend group by group. I know I -- that's the certainty -- I know that's the question that many of you all have is what can we expect. You know, will my job be here in the future, that sort of thing. And that's just -- that takes some time to go through. Does that help? I know it doesn't answer your question, but it's an honest answer. Yes?
MR. POLINO (ph): Steve Polino (ph) with IST.
MS. WELLENER: Hi, Steve.
MR. POLINO (ph): Hi, there. What guidance do we have as far as when we leave here our employees know where we've been, obviously. What's the guidance as far as sharing information or waiting to share?
MS. WELLENER: I don't know, Jenn, what do you think?

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This is Jenn Wiggins. Let me introduce Jenn before we go any further. Jenn is the project manager for HR for integration mergers and acquisitions, and she's been very involved in the Questar side. Brenda Miller, also, is down here. She's kind of helping, moving in, transitioning into a role supporting mergers and acquisitions on the HR side.
MS. WIGGINS: So, we went through this kind of quickly --
MS. WELLENER: Here.
MS. WIGGINS: Sorry. We went through this kind of quickly because Tom was -- needed to get out of here. We do set up an extra net site so that you can get to information as we have it, and your spouses, your families, can look at it, too. You don't need to be connected to the network. We'll be updating this. This extra net will be launched today. It has a simple one-page sheet that kind of talks about the merger and the benefits of the merger. That may have been distributed around yesterday. I'm not sure if it made it around. The press release will be out there today. We typically do not put the presentation out until after we get through all of the meetings. So this

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same deck will be used next week with our employees. We're working, as soon as this meeting is over, we're going to finalize the schedule for next week and the locations that we're going to, we know we won't hit everyone. We are going to video record it. But after Tuesday, we would put this deck out there on the extra net site, and we'll load up the FAQs, the ones that we can answer, the ones that we know are burning questions. Everything that we can tell you right now, we will do that. There will be times, and through that extra net site you can submit questions, you can obviously work with your HR teams. We're already working hand in hand together to collect those questions. There will be times where we're updating FAQs on a daily or every other day kind of time frame. There will be weeks where we go without any updates because there's nothing new that we know to tell you. When that happens, we'll tell you that, too. We expect an update by sort of to, you know, this time frame. We'll tell you as soon as we can, as soon as we know, and we commit to doing that, and we do that -- we'll be working hand in hand with your communications team, your HR team, to make

sure we're getting you updates and providing you with everything from the regulatory updates all the way through the employee treatment and decisions that are made.

MS. WELLENER: So, as far as today sharing information from what you've heard today, I wouldn't withhold it. I would, you know, we really wanted to arm you all -- thanks, Jenn -- arm you all with information and make sure you really understood everything. But I know Jimmy talked about a little bit of this yesterday morning about the pay continuation period, the component between 12/31/19. So, you know, I wouldn't withhold it. I would just say, you know, we're going to have meetings on Monday and Tuesday. We don't have the schedule yet. We're going to be landing it today. But we'll have two teams. Tom will be on one team with some of our executives. We'll have another, our head of transmission and distribution, our chief nuclear officer will be on the team who goes to V. C. Summer, which will be great. So we'll be in front of as many employees as we can on Monday and Tuesday with this same presentation. So my recommendation would be to give them your perspective, and hopefully you have a positive

perspective now hearing the information and are much more comfortable with Dominion Energy and who we are, and how people will be treated through the process, and hopefully you see that as us being honest and transparent and candid and those types of those things. I think sharing those perceptions would be really good. And then encouraging employees to come to those meetings on Monday and Tuesday as they can, and get as educated as they possibly can. Does that help? Yeah, I wouldn't deliberately disclose anything today and say it was a confidential meeting, can't talk to you, because then they're just going to make up information without -- I mean, we're all similar that way. Without information, we make it up. Right? You had a question.

MS. BODE: Martha Bode from HR. You spoke a little bit yesterday about the timeline for the gap analysis, and you know, evaluate jobs and positions and policies. Could you maybe speak on that since we didn't have a chance to talk about it?

MS. WELLENER: Sure. So the timeline, this is -- it's very high-level, obviously, because we don't have a lot of details yet, but in Q1 we're going to be submitting the regulatory filings that starts with

an 8-K this afternoon, as Tom said. We'll be back third quarter of 2018 is when we believe we will have the benefits' answers for you on the retirement benefits. We're not going to wait until 2019, end of 2019, to tell you. Even though nothing changes until then, most likely, we're not going to wait until that period of time to tell you what the impact will be to pension, retiree medical, and 401(k). We're going to do that analysis. We've got the experts on it now, and as soon as we can get back out here and share those details with you with examples and all of those things so you can understand it -- pension blows my mind and I've been in it for years, and it still blows my mind -- we'll be back. And that will be we're committing to Q3 2018, but if we can do it sooner, we will do it sooner. And so then, you know, we'll be starting the gap analysis. We just integrated the Questar, the Dominion West team, 1/1/2018. So there's just a lot of activity, has been a lot of activity in Dominion Energy in support of that. So I think we're going to let people come off of that one for a while and then in a few weeks we'll start the gap analysis up and have teams we'll start to form and get in

here and start talking to you all about what you do, how you do it, those types of things. The titling and the move to the Dominion titles, that shift and transition won't happen until 1/1/20, but we'll be working between now and probably mid-'19 to determine what the title should look like, what people do, you know, all of those types of things. So we can -- we can give you that information, organizational information and titling, compensation information about Dominion, pay policies, all those things. Those will come next year. Thank you. Did I hit what you were thinking? Okay, good. Thanks.

FEMALE: (Inaudible).

MS. WELLENER: That's okay. I can repeat the question, too. I can hear you.

FEMALE: So, CGT, can you talk about that experience with those employees, because I think some of the discomfort that I hear from the employees are they hear rumors about how that transition, and either it is so positive or it's so negative. So any details, maybe. I've realized that this merger would be different. This is certainly different.

MS. WELLENER: Yeah.

FEMALE: But can you just talk about how their pensions

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landed, how their benefits changed. You know, I know you can't give us the exact details --

MS. WELLENER: Sure, yeah.

FEMALE: -- but that, if we could eliminate that discomfort --

MS. WELLENER: Yeah.

FEMALE: -- hearing it straight from y'all instead of the rumor mill, that would be appreciated.

MS. WELLENER: Yep, sure. No, that's a great question. Did y'all hear the question? Could you hear it? The CGT? So, the CGT acquisition for us was about 100 people, a little over 100 people, and they came in. That wasn't a merger, necessarily. That was a -- we kind of treated them like new hires into Dominion. The majority of those folks were on the cash balance plan or on the 401(k) plan already. So we transitioned them to our cash balance plan. They came right into the Dominion cash balance plan. So, it was a little bit different from that perspective. But service still applied. They brought their SCANA service with them. Same types of terms from that perspective. I heard a little bit of that, too, through the sale agreement negotiation and some of the chatter that we heard. And so we did a little

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bit of digging and said, Where's that coming from? We were hearing that CGT, some of the folks in CGT, we're hearing extremely positive things about how they really love Dominion Energy, but a couple said, I feel like you said one thing and you did another, in some cases. So we tried to explore that a little bit more. And what we found was when we looked at compensation, we moved them to our annual incentive plan, and the targets, the annual incentive plan targets, actually increased going to Dominion for a lot of those folks. And so we kind of, in communication, I think, led people to believe that they were going to see a big increase in pay. And I don't know where that came from, but that they were going to see an increase in pay, and people interpreted that from to base pay and annual incentive plan. Oh great, we're going to have this onslaught of money coming in because Dominion pays a lot more than SCANA does. And that's not the case. The AIP tiers generally are a little bit higher at Dominion Energy, but when people transition to the new AIP tiers, that tier was higher, but that was a year that Dominion paid 20 percent out in the annual incentive plan. We just had a very low payout

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based on corporate financial performance based on weather and some other things that happened that year, and SCANA's payout was, I think 130 percent. So that was one of the things that happened that we got feedback on. I actually talked to the leadership team over that team now, Keith Wendall, who was the general manager and who's now in Richmond. I said, help me understand, you know, where this is coming from. And he felt like that was definitely one of the factors. And there were some people who moved into titles where pay was different, you know, pay was higher, and we didn't adjust comp ratios, which we don't typically do. So if you're at a comp ratio of 100 and you move into a range that's a little bit higher, we didn't adjust everybody to a comp ratio of 100. We just moved you into the new range, which is kind of typical. And again, I think people had that take-away of you're going to make a lot more money with Dominion Energy. So they were expecting something that just didn't play out the way they thought it would. So, I hope that helps you understand. And I think we did a 2 percent across the board merit, as well, and I don't know why that decision was made. Probably not the best decision, in

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hindsight. I don't know. But for lack of performance information, across the board everybody got 2 percent when there was a 3 percent merit budget. Probably not very good, either. So those are three data points that we took away of where some of this negativity might be coming from. But like you, we've heard from folks who have relatives or friends or co-workers, previous co-workers, who now work for CGT before Dominion who, you know, really they love the company. So I think we just had a couple of blips in miscommunication up front that led people to believe something that, you know, we had some unfortunate circumstances around. Does that help? Okay.

FEMALE: So, any of the benefits that are essentially improvements to our benefits, and there are a few, I can imagine I'll get questions from employees, Can I get those now? We have no maternity leave -- this is not for me --

MS. WELLENER: Ha! You're going to start some rumors.

FEMALE: -- but that is one that jumped out at me. And, you know, sick leave is another one. We have it different. So I'm just wondering is that something that will be available earlier rather

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than later?
MS. WELLENER: Yeah, oh, the benefits?
FEMALE: Yeah.
MS. WELLENER: That may be. It may be. We moved Questar when we purchased Questar -- so, did y'all hear the question? Okay. When we acquired Questar, we said their benefits would stay the same until 1/1/18, and we transitioned them to our benefit plans, our payroll, all the pay policies, everything 1/1/18. But we did, they had PTO, and we transitioned them to our time-off policies a year earlier because of that, because it was better for them and that was the desire of the employee and the leadership team out there, so we just made the system modifications (inaudible) and did it. So, I don't know what we'll do here, but there may be a possibility that we could do that. Yeah, as far as explaining the details of things like that to your employees, I know they're going to ask. I'd be careful about there are so many innuendoes and details and things like that in the plans, I'd be careful about trying to explain too much of what you heard today to them. But just encourage them that, you know, hopefully you're taking away a positive experience and encouraging

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them to listen, to come to meetings Monday and Tuesday. We do have this extra net, and the extra net is a tool that we utilize for whenever we have an acquisition. Unfortunately, we've had more divestitures than we've had acquisitions, but we use it for that, too. It's an external website where anybody can access it from any Internet access. Here's the website address. They're going to push that out to you all by e-mail, I understand, so you'll have that, and the user name and the password. So it is password protected. But this is the employee messaging piece. This is the employee website. There's this other one that Tom talked about Bright Future Together, or I can't remember the name of it. That's more customer shareholder focused. This is the one that employee questions will be answered on. So, we will post this presentation after Tuesday. We want everybody to have an opportunity to hear it and see it before we post. That's generally what we do. We've got a list of FAQs that Jenn will continue to build based on questions that we heard today. We added some based on the questions the HR team had yesterday. We'll put those out there. People can ask additional questions. We'll put

Page 88

those out there. We'll put our severance plan document out there so folks can understand clearly what our severance plan is. All that information will go out on this extra net site. So we'll try to keep people as updated as we can. But until we get to them on Monday and Tuesday and post some documents, I'd be careful about trying to relay too many of the details. Randy?
RANDY: Wendy, yesterday Jim Stuckey sent out a message to our leaders cautioning them about communications, especially written communications.
MS. WELLENER: Yeah.
RANDY: Can you kind of cover that a little bit, too, for this group?
MS. WELLENER: As far as just?
RANDY: Just being careful about written communications to their employees.
MS. WELLENER: Okay, from a discover-ability perspective in the process? Yeah. And I didn't see the e-mail that Jim sent, but anything, when you're going through a process like this, can be discoverable. Kathy, do you want to talk about that a little bit?
KATHY: Actually, I was going to add in.
MS. WELLENER: Oh, good.

Page 89

KATHY: We have a requirement to file with the SEC any of our communications that can be perceived to try to influence a positive vote. So, transcripts of certain meetings, communications that we're sending to you, news release, any of those things, we're having to file on a daily basis. So we were still identifying and talking through things until late last night just from yesterday. So what we don't want is for people to, trying to help creating content that has not been approved and reviewed, and may not be accurate, that also would have to be filed on a daily basis. And so if you do that, trying to be helpful, but we don't know about it, and it hasn't been reviewed, and it hasn't been filed, then we're going to be outside of compliance with the SEC regulation. And we don't want to have any of those slip-ups. This is new for us. My whole team is meeting with legal today to get guidance on this as well as some other groups that are communicating externally. So, if you feel compelled or there's something coming up, you're going to be meeting in front of a peer audience talking about this, we need to coordinate what is spoken and what is used.
MS. WELLENER: We're recording this meeting. All of

Page 90

our presentations we're having to record on a voice recorder to file, as well. That's part of the process that Kathy talked about. What other questions do you have? That's it? Y'all just must be tired of sitting. Oh, okay. Hello.

MR. JOHNSON: Porter Johnson here. Engineering manager for (inaudible) natural gas business. I know you've been hit with a lot of benefits' questions already, and unfortunately I'm going to hit you with another one.

MS. WELLENER: That's okay.

MR. JOHNSON: As it pertains to the 401(k), I know there are some complexities with retirement and pension plans, but 401(k), for example, SCANA's plan, our employees can contribute. You know, SCANA would match dollar for dollar up to 6 percent of employee's salaries. Are you at liberty to discuss what Dominion's 401(k)'s policy is in terms of company match?

MS. WELLENER: Sure. We have two -- two different policies depending on whether you're on the traditional pension or whether you're on the cash balance plan. When we moved away -- in 2008 we changed to the cash balance plan for new hires. We didn't change any of our existing employees to

Page 91

the cash balance plan. We didn't give anybody an option. We just said this is for new hires. Everyone hired beyond 1/1/2018 will move into this cash balance plan. And we all know the cash balance plan is less valuable overall than the traditional pension would be. So when we did that, we increased the value of the 401(k) plan. So we have -- it's called our enhanced 401(k) plan. So if you're on the traditional plan, then you've got one matched structure. If you're on the cash balance plan, you have a different matched structure. And so that's what -- and SCANA's is yet a different match structure. And I know everybody has the same match structure regardless of whether you're on the pension, cash balance, or just the match. So those are things that we're going to take into consideration as part of this evaluation and overview.

MS. WIGGINS: Wendy, just as a clarification, you said 1/1/18.

MS. WELLENER: Oh, 1/1/2008.

MS. WIGGINS: Yes, there you go.

MS. WELLENER: Sorry. 1/1/2008 we transitioned to the cash balance plan. Sorry. So many dates we've been focusing on. Thanks, Jenn. Anything else?

Page 92

All right. Well, we are here till I think we fly out at 2, and we'll stick around. If you have any questions one on one, please come on down and feel free to ask us. The extra net is going to be live next week -- oh, this afternoon with two documents, that's right. So we'll make it live for you this afternoon, and we'll put out there the press release, the copy of the press release that you've probably seen, and there's a one-pager that I think you might have seen. If not, we'll put it out there, which it's just a one-page overview of the deal, the transition. So, those will be out there, and then Monday and Tuesday we'll do the presentations, and then we'll put everything else out there and kind of distribute that website to employees, as well. Thank you all very much. We appreciate it. And thanks for being our ambassadors.

(APPLAUSE)

(END OF AUDIO)

Dominion Energy®

SCANA® POWER FOR LIVING

Our energy future: bright, reliable, strong


NO LIFEGUARD ON DUTY
WADE AT YOUR OWN RISK

Important Note to Investors

This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The statements relate to, among other things, expectations, estimates and projections. We have used the words "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", “outlook”, "predict", "project", “should”, “strategy”, “target”, "will“, “potential” and similar terms and phrases to identify forward-looking statements in this presentation. Factors that could cause actual results to differ include, but are not limited to: the expected timing and likelihood of completion of the proposed acquisition of SCANA, including the ability to obtain the requisite approvals of SCANA’s shareholders; the risk that Dominion Energy or SCANA may be unable to obtain necessary regulatory approvals for the transaction or required regulatory approvals may delay the transaction or cause the parties to abandon the transaction; the risk that conditions to the closing of the transaction may not be satisfied; the risk that an unsolicited offer for the assets or capital stock of SCANA may interfere with the transaction; or changes in demand for Dominion Energy’s and SCANA’s services. Other risk factors for Dominion Energy’s and SCANA’s businesses are detailed from time to time in Dominion Energy’s and SCANA’s quarterly reports on Form 10-Q or most recent annual report on Form 10-K filed with the Securities and Exchange Commission.
The information in this presentation was prepared as of January 3, 2018. Dominion Energy and SCANA undertake no obligation to update any forward-looking information statement to reflect developments after the statement is made. Projections or forecasts shown in this document are subject to change at any time.

IMPORTANT ADDITIONAL INFORMATION
In connection with the proposed transaction between Dominion Energy, Inc. and SCANA Corporation, Dominion Energy will file with the SEC a Registration Statement on Form S-4 that will include a combined Proxy Statement of SCANA and Prospectus of Dominion Energy, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Dominion Energy and SCANA will be submitted to SCANA’s shareholders for their consideration. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Shareholders of SCANA are urged to read the registration statement and the proxy statement/prospectus regarding the transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.
Shareholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Dominion Energy and SCANA, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com or to SCANA Corporation, 220 Operation Way, Mail Code 0133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

PARTICIPANTS IN THE SOLICITATION
Dominion Energy, SCANA and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dominion Energy’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 20, 2017, Dominion Energy’s Annual Report on Form 10-K, which was filed with the SEC on February 28, 2017 and certain of its Current Reports on Form 8-K. Information regarding SCANA’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 24, 2017, SCANA’s Annual Report on Form 10-K, which was filed with the SEC on February 24, 2017 and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Our Core Values



Safety



Ethics



Excellence



One Dominion Energy

Our History of Safety
OSHA Recordable Incidence Rates



Number of Recordable per
100 Employees Each Work Year
1.87
1.40
1.24
1.25
1.08
0.95
0.92
0.83
0.74
0.74
0.66
0.58*
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

YTD Nov 2017 Results – Includes Dominion Energy Questar

Dominion Energy

The Strength of our Combined Companies



Both companies are **excellent operators** and combined we will be even better in our electric (including nuclear and solar) and gas operations

www.BrighterEnergyFuture.com

Dominion Energy

The Strength of our Combined Companies



Headquarters for SCE&G will remain in South Carolina



Cultural Alignment

SACRED aligns to the Dominion Energy Core Values

The Strength of our Combined Companies

$1.3 billion in cash benefits for electric customers

Cash payments to electric customers
$1,000 per average residential electric customer

5% reduction in rates
for the typical residential electric bill

Faster elimination of new nuclear customer costs

The Strength of our Combined Companies

Benefits to natural gas customers



Joining one of the **nation's largest** and **most-efficient** natural gas transmission, distribution and storage operators.

Dominion Energy

Ethics: Commitment to our Communities

Deep Roots in the Communities We Serve



Dominion Energy
Charity Classic
nion Energ

Dominion Energy

Ethics: Commitment to our Communities

Deep Roots in the Communities We Serve

Charitable Giving
Matching gifts for charitable contributions by employees
Dominion Energy Foundation
Educational Partnerships

Volunteerism
Time off for volunteering in the community

Energy Assistance Programs
- Energy Share
- Fan Care

Ethics: Commitment to our Communities

Increased Investment in the Communities served by SCANA



$1 million per year increase

in charitable giving for five years

Ethics: Environment and Sustainability



Dominion Energy is fully committed to meeting it's customer's energy needs in an environmentally responsible manner. We aim to do what's right for the communities we serve by meeting or going beyond basic obligations to comply with applicable laws and regulations

Both companies have a diverse generation mix and have significantly reduced their emissions, including GHG emissions

- Both companies' gas businesses are participating in EPA's Natural Gas Star program

Dominion Energy has recently implemented a formalized Environmental Management system

Dominion Energy

Our Commitment to Employees

Our Commitment to Employees
What We Know

1. **Pay Continuation through 12/31/2019:**
   Base pay and annual bonus plan targets amounts at least equal to levels at close

   Position eliminations: individuals are eligible for base pay continuation through 12/31/2019 or the Dominion Energy Severance Plan, whichever is greater

2. **Current active health and welfare benefit plans and policies will likely remain in place through 12/31/2019:** Your years of service with SCANA will be recognized as service with Dominion Energy for policy purposes

3. **Retirement Benefits through 12/31/2019:**
   Pension, 401(k) and Retiree Medical

4. **Employment Opportunities:**
   accessible across the company



Dominion Energy

Dominion Energy Benefits
Total Value Package

Base & Incentive Compensation

01	Medical, Prescription Drug, Dental & Vision
02	Sickness & Disability
03	Pension* & 401(k) Plan
04	Life Insurance
05	Vacation, Holiday, & Volunteer Time
06	Retiree Medical*

* Traditional Pension and Retiree Medical are closed to new hires

Dominion Energy Benefits
Active Employee Health & Welfare Benefits

- Medical and Prescription Drug
  - 3 plan options: 1 Consumer Driven Health Plan (CDHP); 2 PPOs
    - Health Savings Account contribution by Dominion Energy for CDHP
    - Same services covered – varying deductibles, out of pocket maximums, and deductions from paycheck
  - "***Well On Your Way***" – Health and Wellness Program
- Dental, Vision, Healthcare and Dependent Care Flexible Spending Accounts
- Life Insurance
  - Employer Paid
  - Supplemental: Employee, Spouse, Dependent
- Long Term Disability
- Voluntary Benefit Programs
  - Critical Illness, Accident Indemnity, ID Theft and Recovery/Remediation Services as well as Home/Auto

Dominion Energy

Dominion Energy Benefits
Time Off and Work Life

- Vacation
- Paid Sick Leave
  - includes 40 hours of time to care for dependents
- 3 weeks paid bonding time for new parents
- Company holidays
- Personal community volunteer time
- Education Assistance
- Adoption Assistance
- EAP and Work Life Services
- Employee Resources Groups and Business Unit Diversity Councils



One Dominion Energy:
Who We Are

Dominion Energy Profile

Dominion Energy (NYSE:D), headquartered in Richmond, VA, is one of the **nation's largest producers and transporters of energy.**

Our company is built on a proud legacy of public service, innovation and community involvement. In addition to our core energy production, transportation and storage businesses, we invest in the communities where we live and work and by practicing responsible environmental stewardship wherever we operate.

Our Mission

- Serve our customers safely & reliably
- Strengthen our communities
- Minimize environmental impacts
- Reward our shareholders
- Live our values


Dominion Energy

Dominion Energy

Dominion Energy Profile

Environmental Highlights

- **$3.7 Billion** - Environmental spending to safeguard public health and reduce emissions since 2000
- **43%** - Reductions in carbon emission intensities for Dominion Energy generating stations (including divestitures) since 2000
- **4.4 Billion Cubic Feet** - Methane saved through voluntary reduction programs
- **21%** - Coal ash beneficially reused in 2016
- **262** - projects in **10 states** which employees participated to clean up riverfronts, improve trails, and fix parks in 2016



Dominion Energy Profile

Social Highlights

- ✓ **#1 - "Best for Vets" Award**, Energy Sector, MILITARY TIMES Magazine
- ✓ **#2 – "Most Admired Companies"**, Utilities Sector, FORTUNE Magazine
- ✓ **"Just 100" list** - America's Best Corporate Citizens in 2016, FORBES Magazine
- ✓ **$26.6 million** in charitable giving in 2016
- ✓ **$12.9 million** - Low-income fuel assistance in 2016
- ✓ **101,000 hours** - Employee volunteer community service in 2016

Our Values

- Safety
- Ethics
- Excellence
- One Dominion Energy



Dominion Energy Profile
Power and Natural Gas Infrastructure

One of the nation's largest producers and transporters of energy



- 26,200 MW of electric generation
  - (includes ~765 MW of solar generation in-service)
- 6,600 miles of electric transmission lines
- 2.6 million electric customers in VA and NC
- Atlantic Coast Pipeline (subject to regulatory approval)
- 15,000 miles of natural gas transmission, gathering and storage pipeline
- 1 trillion cubic feet of natural gas storage operated
- Dominion Energy Cove Point LNG Facility
- 2.3 million natural gas customers in 5 states
- 1.4 million non-regulated retail customers in 17 states (not shown)

Dominion Energy

Dominion Energy's South Carolina Footprint

1500 MILES OF pipeline with facilities in **32 counties**



Grover
Edgemoor
Moore
Bethune
Southern
Dorchester
Elba Island
Williams TRANSCO
Southern Natural Gas Company, L.L.C.
Elba Express Company, L.L.C.

Growth Projects
Since 2014

- (orange) Provides service to BG Energy Merchants and IF
- (green) Provides Incremental Service to SCE&G and Columbia Energy Center
- (grey) Provides Service to IP-Eastover
- (purple) Provides Incremental Service to SCE&G, Flakeboard and Wyman Gordon

2 SOLAR PROJECTS

Dominion Energy Solvay Solar Energy Project

71 MW in Jasper County

Solvay purchased renewable energy credits (RECs)

Dominion Energy Ridgeland Solar Project

SCE&G contracted for power & retained RECs

10 MW in Ridgeland



Dominion Energy

Dominion Energy Profile
Primary Operating Segments

Power Delivery



Electric Transmission

- ❖ **6,600 miles** of transmission lines
- ❖ Favorable regulatory environment

Electric Distribution

- ❖ **57,600 miles** of distribution lines
- ❖ **2.6 million** franchise retail customer accounts in VA and NC

Power Delivery Group
Electric Service Territory

- Currently serve 2.6 million regulated electric customers in Virginia and eastern North Carolina

- Southeastern Electric Exchange Mutual Assistance participant

Power Delivery Group Service Territory


Washington D.C.
Richmond
VA
Hampton Roads
NC

Dominion Energy

Dominion Energy Profile
Primary Operating Segments

Power Generation



Utility Generation

- **21,500 MW** of capacity
- Balanced, diverse fuel mix
- Favorable regulatory environment

Merchant Generation

- **4,700 MW** of capacity, including nuclear, gas and renewable power
- Active hedging program for energy revenue/margins

Power Generation Group Profile

Operates Dominion Energy's 26,200 MW generation fleet

- **21,500 MW** regulated utility
- **4,700 MW** merchant
- Balanced, diverse fuel mix

Regulated Utility Generation

- Division of Dominion Energy Virginia / North Carolina
- **~679 MW**[1] projected peak demand growth over the next 10 years
- Rider projects to support growth
- Virginia fuel factor reset effective each July 1st

Merchant Generation

- Nuclear, gas, and long-term contracted renewables
- Active hedging program for energy revenue/margins



Dominion Energy

Power Generation Group Profile
Balanced, Diverse Generation Fuel Mix

2016 Electric Capacity by Fuel Type for Regulated and Merchant Fleet[1,2]



Natural Gas
35%
Renewable
5%
Oil
8%
Hydro
8%
Non-utility
Generation
7%
Coal
17%
Nuclear
20%

2016 Electric Production by Fuel Type for Regulated and Merchant Fleet[1,2,3]



Natural Gas
32%
Renewable
3%
Oil
1%
Hydro
3%
Purchased
Power, net
6%
Coal
18%
Nuclear
36%

Balanced, Diverse Generation Fuel Mix

[1]Reflects Dominion Energy's owned percentage and includes Non-utility Generation (NUG) under contract.
[2]Excludes Morgans Corner (20MW) solar facility in NC which is dedicated to serving a non-jurisdictional customer.
[3]"Purchased Power, net" includes NUG electric production as well as market purchases net of market sales.

Regulated Utility Generation
Nuclear SLR



SLR – "Subsequent license renewal" or extending the operating life of a nuclear unit from 60 years to 80 years

- Must be within 20 years of license expiration to apply (unless early waiver received)

License extension requires NRC approval

- Expect to file application for Surry Q1 2019

Eligible for rider recovery

- Permitted to file at SCC after January 1, 2020

Dominion Energy

Dominion Energy Profile
Primary Operating Segments

Gas Infrastructure

Gas Transmission

- Together with Gas Distribution, operates one of the largest natural gas storage systems in the U.S.
- **15,000 miles** of pipeline in eleven states
- Cove Point LNG import/export facility
- Well positioned in Marcellus and Utica Shale regions

Gas Distribution

- **51,300 miles** of distribution pipeline and **2.3 million** natural gas customer accounts in five states

Dominion Energy Solutions



Dominion Energy

Gas Infrastructure Geographic Footprint

Dominion Energy is strategically positioned to serve both Eastern U.S. and Western U.S. natural gas markets


Oregon
Idaho
Wyoming
Nevada
California
Utah
Colorado
Nebraska
UNITED STATES
Kansas
Iowa
Missouri
Wisconsin
Illinois
Michigan
Indiana
Ohio
Kentucky
Virginia
Tennessee
North Carolina
Texas
Louisiana
Mississippi
Alabama
Georgia
Dominion Energy gas utility
Dominion Energy gas pipeline
Cove Point
Atlantic Coast Pipeline (subject to regulatory approval)

Atlantic Coast Pipeline
Demand Energy Growth

OWNERSHIP STRUCTURE:

Dominion Energy*	**48%**
Duke Energy	47%
Southern Company	5%

~600 miles of primarily 42" pipe

1.5 Bcf per day capacity

- >90% Subscribed through ACP partners and LDCs
- Expandable to >2 Bcf per day
- 20-year binding contracts with electric and gas utilities

Development costs of $5.0-$5.5 billion**

Anticipate construction to start in 2H 2017

Expect completion in 2H 2019



ACP
DETI Pipeline
Storage
Cove Point
Utica Shale
Marcellus Shale

Dominion Energy

Ongoing Communications and Additional Information

- Periodic Updates - Newsletters, Upcoming Events
- Quarterly Updates with Dominion Energy Leadership
- Q&A and FAQ process will be established
- Dominion Energy HR will be available and on-site as needed



Dominion Energy
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Dominion Energy

Next Steps: Expectations and Timing

1Q 2018
Submit all regulatory filings

2Q 2018

3Q 2018
Retirement plan transition determined

Beyond

Q&A